SEKISUI HOUSE

SEKISUI HOUSE, LTD.

Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonoka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

dw 4/19

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No.82-5129

March 22, 2002

Dear Sir / Madam:

Sekisui House, Ltd.
Isami Wada
President &
Representative Director

Notice of Convocation of the 51st Ordinary General Meeting of Shareholders

We will forward the captioned notice to the shareholders on April 11, 2002.
And so please be informed as follows.
---The full contents of information Thereof will be airmailed to you as soon as possible.

1. Record Date : January 31, 2002
2. Date of the said meeting : 10 A.M. April 26, 2002
3. Place of the said meeting : Umeda Stella Hall
   on the third floor of Tower West, Umeda Sky Building,
   1-30, Oyodonaka 1-chome, Kita-ku, Osaka
4. Item of Agenda :

Report: Report of Balance Sheet as of January 31, 2002, and Business Report and Statement of Income for the 51st fiscal year (February 1, 2001 - January 31, 2002)

(Contents –Summary) [million of yen]

Net sales	1,118,898
Recurring income	65,244
Extraordinary loss	221,960
Net loss	91,918
Total assets	1,197,795
Shareholders' equity	597,626
(EPS)	(△ 127.30 yen)

Resolution :

Proposition No. 1

Approval of proposal for appropriation of retained earnings for the 51st fiscal year
(Contents -Summary) Dividend: 9 yen per share (in cash)

Proposition No. 2

Alteration in the Articles of Incorporation (pursuant to the amendment to Commercial Law)

Proposition No. 3

Buyback of our shares

Proposition No. 4

Election of 14 Directors

Proposition No. 5

Election of a Corporate Auditor

Proposition No. 6

[Translation]

Exemption No.82-5129

REFERENCE

Mar. 22, 2002

Jan. 2002 Summary of Consolidated Financial Statement

Sekisui House, Ltd. Phone : 81-6-6440-3111

Date of the meeting of the board of the directors Mar. 22, 2002

1. Business results (Feb.1, 2001～Jan.31, 2002)

(1) Changes in business results

	Net sales	percentage change	Operating income	percentage change	Recurring income	percentage change
	Million yen	%	Million yen	%	Million yen	%
Jan.2002	1,305,468	- 4.3	74,624	- 22.3	73,081	-17.4
Jan.2001	1,364,800	2.6	96,085	26.2	88,513	26.3

	Net income	percentage change	EPS	Diluted EPS	ROE	Recurring income total assets	Recurring income net sales
	Million yen	%	yen	yen	%	%	%
Jan.2002	-90,331	-	-125.11	-	-13.2	5.3	5.6
Jan.2001	25,167	-	35.03	31.07	3.4	6.1	6.5

(Note) Average of number of share issued during the term concerned : Jan.2002 722,036,992 shares Jan.2001 718,531,787

(2) Financial conditions

	Total assets	Shareholders' equity	Shareholders' equity Total assets	Shareholders' equity per share
	Million yen	Million yen	%	yen
Jan.2002	1,303,821	626,462	48.0	883.16
Jan.2001	1,459,490	741,215	50.8	1,027.71

(Note) Total number of shares issued : Jan.2002 709,340,545 shares Jan.2001 721,235,443 shares

(3) Cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and time deposits at end of the year
	Million yen	Million yen	Million yen	Million yen
Jan.2002	54,191	-54,238	-92,081	229,138
Jan.2001	66,851	- 5,008	-51,854	311,022

(4) The numbers of consolidated subsidiaries 103

The numbers of non-consolidated subsidiaries -

The numbers of affiliates 3

(5) (Subsidiaries) increase 4 companies, decrease 6 companies

(Affiliates) decrease 2 companies

2. Estimation of fiscal 2002 (Feb.1, 2002～Jan.31, 2003)

	Net sales	Recurring income	Net income
	Million yen	Million yen	Million yen
Jul. 2002	605,000	28,000	16,500
Jan. 2003	1,250,000	63,000	35,000

Estimation of earning per share : 49.34 yen

Note : The foregoing are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties. Actual financial results may differ materially depending on a number of factors including, adverse economic conditions, adverse legislative and regulatory developments, delay in new product launches, pricing and product initiatives of competitors, the inability of the Company or its subsidiaries or affiliates to market existing and new products effectively, interruptions in production, infringements of the Company's intellectual property rights of the Company or its subsidiaries or affiliates, currency exchange rate fluctuations and the adverse outcome of material litigation.

Exemption No.82-5129

[Translation]

REFERENCE

Mar. 22 2002

Jan. 2002 Summary of Non-Consolidated Financial Statement

Sekisui House, Ltd. Phone : 81-6-6440-3111

Date of the meeting of the board of the directors Mar.22, 2002

1. Business results (Feb.1, 2001 ~ Jan.31, 2002)

(1) Changes in business results

	Net sales	percentage change	Operating income	percentage change	Recurring income	percentage change
	Million yen	%	Million yen	%	Million yen	%
Jan.2002	1,118,898	-5.5	66,106	- 22.6	65,244	- 16.6
Jan.2001	1,184,186	-3.6	85,453	24.3	78,187	23.5

	Net income	percentage change	EPS	Diluted EPS	ROE	Recurring income total assets	Recurring income Net sales
	Million yen	%	Yen	Yen	%	%	%
Jan.2002	- 91,918	-	- 127.30	-	- 14.1	5.2	5.8
Jan.2001	22,777	-	31.7	28.27	3.3	5.8	6.6

(Notes) Average total number of shares Issued during the term concerned :

Jan.2002 722,036,992 shares Jan.2001 718,531,787 shares

(2) Dividend

	Dividends per share			Dividends	Pay-out ratio	Divisions shareholder's equity
		Jul. 31	Jan.31			
	Yen	Yen	Yen	Million yen	%	%
Jan.2002	18.00	9.0	9.0	12,963	-	2.2
Jan.2001	20.00	9.0	11.0	14,424	63.3	2.0

(3) Financial conditions

	Total assets	Shareholders' equity	Shareholders' equity total assets	Shareholders' equity per share
	Million yen	Million yen	%	Yen
Jan.2002	1,197,795	597,626	49.9	842.51
Jan.2001	1,335,453	707,376	53.0	980.78

(Notes) Total number of shares issued: Jan. 2002 709,340,545 shares Jan. 2001 721,235,443 shares

2. Estimation of fiscal 2002 (Feb.1, 2002 ~ Jan.31, 2003)

	Net sales	Recurring income	Net income	Dividends per share		
				Jul. 31	Jan. 31	
	Million yen	Million yen	Million yen	Yen		Yen
Jul.2002	510,000	24,000	15,500	9.00	-	-
Jan.2003	1,050,000	55,000	33,500	-	9.00	18.00

Estimation of earning per share : 47.23 yen

Note : The foregoing are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties. Actual financial results may differ materially depending on a number of factors including, adverse economic conditions, adverse legislative and regulatory developments, delay in new product launches, pricing and product initiatives of competitors, the inability of the Company to market existing and new products effectively, interruptions in production, infringements of the Company's intellectual property rights of the Company, currency exchange rate fluctuations and the adverse outcome of material litigation.

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

March 22, 2002

By: [signature]
Kenichi Moriuchi
Director & General Manager
General Affairs Department